

October 25, 2011

<u>Via E-mail</u>
Paul G. Savas
Executive Vice President and Chief Financial Officer
M & F Worldwide Corp.
35 East 62nd Street
New York, NY 10065

  Re: **M & F Worldwide Corp.**
    Schedule 13E-3 by Ronald O. Perelman, MacAndrews & Forbes Holdings,
    Inc., M & F Worldwide Corp., MX Holdings One, LLC, MX Holdings Two,
    Inc., MFW Holdings One LLC, and MFW Holdings Two LLC
    File No. 005-46325
    Preliminary Proxy Statement on Schedule 14A
    File No. 001-13780
    Filed September 28, 2011

Dear Mr. Savas:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. We note that you have requested confidential treatment for portions of exhibits 99(c)(6), 99(c)(8), and 99(c)(9). We will respond to your request under separate cover. Please note that we will not be in a position to complete our review of your filings until we have resolved any issues concerning your application for confidential treatment.

Introduction, page 1

2. We note your statement that "no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person." This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise accordingly.

Item 13. Financial Information, page 8

3. It appears you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

Exhibits

Generally

4. Exhibits (c)(4) and (c)(5) from Evercore and (c)(8) and (c)(9) from Moelis contain financial analyses that appear materially different from the presentations summarized in the body of the document. Please advise, or revise your document to summarize these analyses. See Item 1015(b)(6) of Regulation M-A. Since certain of these analyses appear to contemplate M & F Worldwide remaining a reporting company, please also provide more comprehensive disclosure under Item 1014 of Regulation M-A regarding the consideration given to these scenarios by the board of directors.

Exhibit 99(c)(2)

5. The language on the third page of the presentation stating that the materials are "directly addressed and delivered [to the Special Committee] and may not be used or relied upon for any purpose" and "were compiled . . . not with a view to public disclosure or filing thereof under . . . federal securities laws" is an improper disclaimer. We note this disclaimer appears in each of exhibits 99(c)(4), 99(c)(5), and 99(c)(6) and a similar disclaimer appears on the second page of the Moelis presentation filed as exhibit 99(c)(7). Please tell us how the filing persons intend to address this objectionable disclaimer and inappropriate limitation on reliance. See the following link to the SEC website for guidance on how to amend this filing in view of the cited statement:

    http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Schedule 14A

General

6. Please mark your form of proxy "Preliminary Copy," as required by Rule 14a-6(e)(1).

7. Please provide the disclosure required by Item 1012(d), regarding the reasons for the intended vote of management, and Item 1012(e) of Regulation M-A, or direct us to where this disclosure appears in your document.

8. In your proxy statement and form of proxy card, you disclose that proxies will have discretionary authority to vote upon other matters that may properly come before the meeting, and any adjournment. This differs from the discretionary voting standard set forth in Rule 14a-4(c)(3). Please advise, or revise your materials.

9. Please advise why the proxy statement does not contain disclosure pursuant to Item 402(t) of Regulation S-K. See Item 1011(b) of Regulation M-A.

Summary Term Sheet, page 1

10. Please revise your summary term sheet to include a more detailed description of the accounting treatment for the transaction. Refer to Item 1001 of Regulation M-A and Section II.F.2 of Securities Act Release No. 33-7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Purposes and Reasons for the Merger, page 5

11. We suggest listing the factors suggesting the transaction is not a good idea here as well.

Questions and Answers About the Special Meeting and the Merger, page 14

What happens if the merger is not consummated?, page 16

12. Please revise the answer to quantify the termination fee.

Cautionary Statement Concerning Forward-Looking Information, page 18

13. Please relocate this section so that it appears at some point after your Special Factors section. Items 7, 8, and 9 of Schedule 13E-3 should appear in the Special Factors section at the beginning of the proxy statement immediately following the summary term sheet.

Voting by Proxy, page 22

14. You state that a failure to return a proxy card will result in the shares not being counted for purposes of determining whether a quorum is present. Please advise how you made this determination.

Solicitation of Proxies, page 23

15. We note that proxies may be solicited by mail, personal interview, e-mail, telephone, or via the Internet. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Background of the Merger, page 25

16. Please briefly disclose the alternative transaction structures discussed during the week of May 30, 2011, and disclose how Holdings determined that the transaction would best be structured as a merger.

17. Please identify by name the directors who left the meeting on June 14, 2011.

18. At the meeting on June 14, 2011, resolutions to create the special committee were adopted by the "board of directors." Please clarify specifically how these resolutions were adopted, with reference to the directors who had already left the meeting.

19. Please disclose with more specificity:

- the material changes to the business of HCHC that were discussed on July 8, 2011.;
- the substance of the discussions on August 19, 2011;
- the updated refinancing assumptions discussed on August 31, 2011;
- the impact of the updated refinancing assumptions discussed on September 6, 2011; and
- the underperformance of certain business units discussed on September 9, 2011.

Purposes and Reasons for the Merger, page 36

20. In the proxy statement, you defined "unaffiliated shareholders" as your stockholders "other than Holdings and its affiliates." Please note that the staff considers officers and directors of the Company as affiliates. Please revise the fairness determinations of all filing persons to address both substantive and procedural fairness to unaffiliated shareholders only. See Item 1014(a) of Regulation M-A.

21. Please clarify the general disclosure appearing in the second bullet point on page 36.

22. Please revise to briefly explain why you consider the sixth bullet point on page 36 to be a generally positive or favorable factor given that you disclose the lack of alternatives as a negative factor on page 39.

23. Please disclose what consideration the parties gave to the recent increase in earnings and the recent declines in the market prices of securities generally.

Implied Offer Price Premium Analysis, page 45

24. Please have the Special Committee specially note that the price they agreed to was lower than the historical closing prices for each of the periods for which it was higher and that the average closing prices were higher for each of the periods for which that was the case.

Analysis of Implied Transaction Multiples at Offer Price, page 47

25. Please clarify what this section is illustrating. The title indicates it is addressing transaction enterprise value, but the body of the disclosure appears to be addressing enterprise value at the market price.

Analysis of Selected Publicly Traded Companies, page 47

26. Please describe briefly the "certain characteristics" that made the selected companies operations similar to yours.

27. Evercore applied a range of multiples from 5.0x to 5.5x 2012E Adjusted EBITDA derived from the analysis of selected publicly traded companies. However, the median of the represented values appears to be 6.7x, and the mean appears to be 6.5x. Please tell us, with a view towards revised disclosure, how the results of this analysis and the present value of future stock price analysis would differ if Evercore had used the latter values. With respect to the latter analysis, even with the high discount rate of 27.5%, a 5.75x multiple (the highest appearing in the chart) yields a price in excess of the offer price.

Present Value of Future Stock Price Analysis, page 49

28. Please provide enhanced disclosure as to how Evercore determined that a proper discount rate range for this analysis was 22.5% to 27.5%, beyond simply stating that, if true, Evercore used the capital asset pricing model. Please also disclose a typical range for equity costs of capital.

Selected Precedent Transactions Analysis, page 49

29. Please revise to list the selected transactions and disclose the dates of the transactions.

30. Please tell us whether any additional transactions that fit the criteria were not used and why not.

31. Please disclose how Evercore determined to use a range of selected multiples of 5.5x to 6.5x in this analysis, when the precedent multiples appear to have exceeded that range in all instances but one.

General, page 52

32. Please remove references to "arms'-length" negotiations. This characterization is inappropriate in a transaction with affiliates.

33. Please disclose all relevant relationships during the past two years, whether or not compensation was paid. See Item 1015(b)(4) of Regulation M-A.

Holdings Filing Persons' Position as to Fairness of the Merger, page 54

34. In the next to last paragraph of this section, you state that the Holdings Filing Persons did not consider net book value because it is an "accounting concept" and is "indicative of historical costs." Please revise this disclosure to address how the company's particular financial position lead to the conclusion that this value was not useful in valuing the company. See SEC Release No. 34-17719 (April 13, 1981). Please also disclose the actual net book value per share.

June 9, 2011 Presentation by Financial Advisor to Holdings, page 56

35. The Moelis presentation appears to include estimates for units other than HCHC and Mafco Flavors, but disclosure in the proxy statement indicates that estimates were only developed for those two units. Please advise.

Sum of the Part Analysis, page 60

36. Please list the certain selected publicly traded companies with similar characteristics. If any companies with the same characteristics were not included, please revise to disclose.

Certain Effects of the Merger, page 68

37. Please revise to discuss here, or in the tax consequences section, the tax effects to each filing party on the Schedule 13E-3. Refer to Item 1013(d) of Regulation M-A.

Prepayment and Amortization, page 73

38. Please disclose any plans or arrangements to finance or pay the loan, or if none have been made, so state. See Item 1007(d)(2) of Regulation M-A.

Litigation, page 76

39. Please provide us with copies of the complaints related to the proposed transaction.

Estimated Fees and Expenses, page 98

40. Please disclose accounting fees. See Item 1007(c) of Regulation M-A.

Information Regarding the Directors and Executive Officers of M & F Worldwide, page 100

41. Please disclose the full five-year employment history of Mr. Bevins. See Item 1003(c)(2) of Regulation M-A.

Historical Selected Financial Information, page 104

42. We note you have not included summarized pro forma data disclosing the effects of the transaction. Please revise to include this information or tell us why you believe this information is not material. Refer to Item 1010(c) of Regulation M-A.

Where You Can Find Additional Information, page 118

43. We note that you incorporate by reference into your preliminary proxy statement your Forms 10-K and 10-Q, each of which includes a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements you make in connection with a going private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases, or other communications relating to this going private transaction.

44. Please advise why you have not incorporated by reference your current reports on Form 8-K filed in January.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person, and if applicable, its management are in possession of all facts relating to such filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217, David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503, or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Max A. Webb
Assistant Director

cc: Alan C. Myers, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP